UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2026

Commission File Number: 001-42566

WF HOLDING LIMITED
(Translation of registrant’s name into English)

Lot 3893, Jalan 4D

Kg. Baru Subang

Seksyen U6, 40150 Shah Alam, Selangor, Malaysia
60-378471828
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Entry into a Material Definitive Agreement

On July 30, 2026, WF Holding Limited (the “Company”) entered into a standby equity purchase agreement (the “Purchase Agreement”) with an institutional investor (the “Investor”), pursuant to which the Investor has agreed to purchase up to an aggregate of $30,000,000 of the Company’s ordinary shares (the “Commitment Amount”) from time to time over the term of the Purchase Agreement.

In consideration for the Investor’s commitment to purchase ordinary shares under the Purchase Agreement, the Company has agreed to issue 750,000 ordinary shares to the Investor.

Under the terms and subject to the conditions of the Purchase Agreement, the Company has the right, but not the obligation, to sell to the Investor, and the Investor is obligated to purchase, ordinary shares in an amount of up to the Commitment Amount. Sales under the Purchase Agreement will not commence until all of the conditions set forth in the Purchase Agreement have been satisfied, including that the Prospectus Supplement (as defined below) has been filed with the Securities and Exchange Commission (the “SEC”). Thereafter, the Company may, from time to time and at its sole discretion, for a period of twenty-four (24) months from the date of the Purchase Agreement, on any trading day that it selects, provided that the closing price of the ordinary shares is equal to or greater than $0.10, direct the Investor to purchase a minimum of $100,000 and up to a maximum of $3,000,000 of the Company’s ordinary shares, subject to a beneficial ownership limitation equal to 9.99% of the ordinary shares outstanding from time to time.

The Company will control the timing and amount of any sales of ordinary shares to the Investor. The purchase price of the ordinary shares that may be sold to the Investor under the Purchase Agreement will be equal to the lower of (i) $1.01 (equal to 50% of the closing price of the ordinary shares on the Nasdaq Capital Market on the date of the Purchase Agreement) and (ii) 50% of the lowest closing price of the ordinary shares on the Nasdaq Capital Market during the one hundred and eighty (180) trading days immediately preceding the applicable purchase request date, in each case subject to a floor price of $0.10 (subject to adjustment in the event of a share split, share dividend, recapitalization, reorganization or similar transaction).

The Purchase Agreement contains customary representations and warranties, covenants and closing conditions. The Purchase Agreement will automatically terminate on the earliest of (i) the first day of the month next following the 24-month anniversary of the date of the Purchase Agreement or (ii) the date on which the Investor shall have purchased ordinary shares equal to the Commitment Amount. The Purchase Agreement may also be terminated by mutual agreement of the parties. Neither party may assign or transfer its rights and obligations under the Purchase Agreement.

The ordinary shares issuable to the Investor are being offered by the Company pursuant to an effective shelf registration statement on Form F-3 (File No. 333-296397) (the “Shelf Registration Statement”), which became effective on June 10, 2026, and pursuant to a prospectus supplement filed with the SEC (the “Prospectus Supplement”).

Actual sales of ordinary shares to the Investor will depend on a variety of factors to be determined by the Company from time to time, including, among others, market conditions, the trading price of the ordinary shares and determinations by the Company as to the appropriate sources of funding for the Company and its operations.

This report on Form 6-K shall not constitute an offer to sell or a solicitation of an offer to buy any ordinary shares, nor shall there by any sale of ordinary shares in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

In connection with the foregoing transactions, on July 30, 2026, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with Univest Securities, LLC (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the Company’s exclusive placement agent in connection with the Purchase Agreement. Pursuant to the Placement Agency Agreement, the Placement Agent is entitled to (i) a cash fee equal to five percent (5%) of the aggregate gross proceeds received under the Purchase Agreement and (ii) reimbursement of reasonable travel and out-of-pocket expenses, including legal counsel fees and disbursements, in an amount not to exceed an aggregate of $50,000, subject to compliance with FINRA Rule 5110(f)(2)(D).

Pursuant to the Placement Agency Agreement, the Company has agreed to grant the Placement Agent, for a period of twelve (12) months from the date of the Placement Agency Agreement, a right of first refusal to provide investment banking services to the Company. For these purposes, investment banking services shall include, without limitation, acting as lead manager for any underwritten public offering, acting as placement agent, initial purchaser or financial advisor in connection with any private offering of securities, and acting as financial advisor in connection with any sale or other transfer, directly or indirectly, of a majority of the shares or assets of the Company to another entity, any purchase or other transfer by another entity, directly or indirectly, of a majority of the shares or assets of the Company, and any merger or consolidation of the Company with another entity. For the avoidance of doubt, the foregoing right of first refusal shall not apply to (i) any financing transaction where the Company deals directly with the lender or investor without using any intermediary, (ii) any employee benefit or compensation-related issuance, or (iii) any acquisition-related issuance of securities as consideration without the intention of financing. Such right of first refusal is also subject to FINRA Rule 5110(g), which grants the Company a right of termination for cause, which includes that the Company may terminate the Placement Agent’s engagement upon the Placement Agent’s material failure to provide the services required by the Placement Agency Agreement.

The foregoing description of the Purchase Agreement, the Placement Agency Agreement and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement and the Placement Agency Agreement, which are filed as Exhibit 10.1 and 10.2 hereto, respectively, and incorporated herein by reference.

Incorporation by Reference

The information contained in this report on Form 6-K is hereby incorporated by reference into the Shelf Registration Statement and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2026	WF HOLDING LIMITED

/s/ Leah Siang Ling
	Name:	Leah Siang Ling
	Title:	Co-Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
5.1	Opinion of Ogier
10.1	Standby Equity Purchase Agreement, dated July 30, 2026, between WF Holding Limited and the Investor named therein
10.2	Placement Agency Agreement, dated July 30, 2026, between WF Holding Limited and Univest Securities, LLC
23.1	Consent of Ogier (included in Exhibit 5.1)

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